

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2021

Scott Dunbar
Acting Chief Executive Officer
Second Sight Medical Products, Inc.
13170 Telfair Ave
Sylmar, California 91342

> **Re: Second Sight Medical Products, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 16, 2021**
> **File No. 333-255267**

Dear Mr. Dunbar:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alan Campbell at 202-551-4224 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Aaron A. Grunfeld, Esq.